





Transforming

Into an Integrated Pharmaceutical Company

PDL
Humanizing Science™

Protein Design Labs, Inc.
2001 Annual Report







Protein Design Labs, Inc. (Nasdaq: PDLI) is a leader in the development of humanized antibodies to prevent or treat various disease conditions. We currently have antibodies in clinical development for autoimmune and inflammatory conditions, asthma and cancer. We hold fundamental patents for our antibody humanization technology and have granted licenses or rights under these patents to numerous pharmaceutical and biotechnology companies. Further information is available at www.pdl.com.

This annual report contains, in addition to historical information, forward-looking statements which involve risks and uncertainties. Our actual results may differ significantly from the results discussed herein. Factors that might cause such differences may include but are not limited to those discussed in the section "Management's Discussion and Analysis of Financial Condition and Results of Operations," as well as those discussed elsewhere in this annual report and in the "Risk Factors" section of our Annual Report on Form 10-K and in our other filings made with the Securities and Exchange Commission.

Fulfilling Our Vision

PDL's vision is to become an integrated pharmaceutical company. We create, develop, manufacture and intend to market our proprietary humanized antibody products.

PDL
Humanizing Science™

PDL's SMART technology has created humanized antibodies for: Ajinomoto (1), Fujisawa (1), InterMune (1), Lilly (4), Mochida (1), Novartis (1),
PDL has granted patent licenses/options to: Biogen (1), Celltech (3), Chugai (4), Elan (1), Genentech (6), GlaxoSmithKline (4), IDEC (2), Medarex (2),

Products on the Market
Monoclonal antibodies in recent years have been the largest category of biotechnology therapeutics in clinical development, excluding vaccines. The majority of these antibodies are humanized.

Four pharmaceutical products developed with PDL technology are on the market now:

Zenapax by PDL/Roche

Synagis by MedImmune

Herceptin by Genentech

Mylotarg by Wyeth

Expanding Our Proven Technology

PDL's humanization technology is the dominant therapeutic antibody technology. It's the technology that created most of the 50 humanized antibodies in clinical trials and four marketed products. And it's the technology behind PDL's seven proprietary products in clinical development.

PDL's focus, as it has been throughout our 15-year history, is on humanized antibodies. Our proprietary SMART® humanization technology creates innovative antibody products for ourselves and for corporate partners.

PDL is a leader in the creation and development of humanized antibodies to treat various disease conditions. No other antibody technology has more potential products in clinical trials or has resulted in a greater number of marketed therapeutic products. Humanized antibodies behave like normal human immunoglobulins: they have half-lives of up to 20 days, essentially the same as your own antibodies, and they have low immunogenicity, meaning that patients infrequently make antibodies against them.

Progenics (1), Roche (1), Teijin (1), Toagosei (1), Wyeth (3), Yamanouchi (1)
MedImmune (2), Merck KGaA (1), Millennium (3), MRC-CC, NeoRx (1), Sankyo (1), Tanox (4), Wyeth (2)



Four humanized antibodies currently generate royalty revenues for PDL. They are Synagis® from MedImmune, Herceptin® from Genentech, Zenapax® marketed by PDL partner Roche, and Mylotarg® from Wyeth. These humanized antibodies are licensed under our patents. We have granted additional licenses or rights under these patents to numerous pharmaceutical and biotechnology companies. The 50 humanized antibodies in clinical trials, and many more in preclinical development, provide opportunity for additional licenses and royalty revenues into the future.

We are using our technology to create a broad and deep portfolio of proprietary products. Each of the antibodies in PDL's pipeline uses humanization technology. Once viewed primarily as a platform technology company, PDL is today a drug development company that is moving closer to marketing its proprietary products.

Proprietary PDL product candidates are advancing in clinical trials. Our goal is to bring one to two new antibodies into the clinic each year.







Developing Proprietary Products

PDL's clinical pipeline of seven humanized antibodies is among the largest in the industry. We believe that marketing our proprietary products is the best way to create additional stockholder value.

One of PDL's primary goals is to generate future revenues from sales of its proprietary humanized antibody drugs.

PDL has eight antibodies in various stages of development, including several in multiple indications. The focus of our product development programs is in oncology, autoimmune and inflammatory conditions, and asthma.

The portfolio includes a marketed product, Zenapax, marketed by PDL partner Roche in kidney transplantation. But the future of Zenapax may be in asthma and autoimmune diseases. Zenapax is being evaluated in a Phase II trial in chronic asthmatics whose disease is not well controlled. Clinical trials also are underway with Zenapax in autoimmune indications including type I diabetes, multiple sclerosis and uveitis, a sight-threatening disease of the eye.

PDL Products in Development

Product Name	Indications	Stage of Development
Zenapax (daclizumab)	Kidney transplantation	Marketed
	Asthma	Phase II
	Type I diabetes	Phase II
	Uveitis	Phase I/II
	Multiple sclerosis	Phase I/II
	Ulcerative colitis	Phase I
Zamyl (lintuzumab)	Acute myeloid leukemia	Phase III
Remitogen (apolizumab)	Low-grade or follicular, B-cell non-Hodgkin's lymphoma	Phase II
	Chronic lymphocytic leukemia	Phase I
Nuvion (visilizumab)	Steroid-refractory graft-versus-host disease	Phase II
SMART Anti-Gamma Interferon Antibody	Crohn's disease	Phase II
	Psoriasis	Phase I/II
Humanized anti-IL-4 antibody	Asthma	Phase II
SMART Anti-L-Selectin Antibody	Acute trauma	Phase IIa
SMART Anti-IL-12 Antibody	Autoimmune disease	Preclinical

SMART Anti-Gamma Interferon Antibody already has shown promise in Crohn's disease. Phase I/II results reported in 2001 have shown the antibody to be well tolerated and active in patients with Crohn's disease.

PDL's products in oncology include Zamyl,™ which has completed a Phase III clinical trial in acute myeloid leukemia. Remitogen™ is being evaluated in non-Hodgkin's lymphoma and chronic lymphocytic leukemia, and Nuvion® began Phase II testing early in 2002 in steroid-refractory graft-versus-host disease.

Additional products are in Phase II studies. A humanized anti-IL-4 antibody, licensed from SmithKline Beecham (now GlaxoSmithKline), is in a Phase II clinical trial in asthma. European partner Scil Biomedicals is evaluating the SMART Anti-L-Selectin Antibody in a Phase IIa trial in acute trauma.

PDL is developing commercial-scale production capacity to support its goal of commercializing proprietary humanized antibodies.

Production Capabilities
PDL has manufactured humanized antibodies for clinical trials at its Plymouth, Minnesota facility since 1992. We are leveraging our manufacturing expertise as we renovate the existing facility and plan another commercial-scale manufacturing plant. We expect to begin construction of the larger commercial-scale facility in 2002.

Expanding Production Capability

PDL has manufactured humanized antibodies for its clinical trials since 1992. We are taking major steps to prepare for manufacturing on a commercial scale.

The ability and capacity to manufacture antibodies are critical at a time when the industry faces manufacturing constraints.

Manufacturing is a PDL core expertise. We have made the successful development of manufacturing capability a major focus at PDL for many years. For nearly a decade we've produced clinical trial materials at our manufacturing center at Plymouth, Minnesota, near Minneapolis. There we have a 74,000-square-foot facility equipped with a 750-liter capacity fermenter. We use a fed batch technique based on a myeloma cell line. Materials produced at Plymouth include Zamyl, Remitogen, Nuvion, and the SMART Anti-Gamma Interferon and SMART Anti-IL-12 antibodies.



The Plymouth facility is undergoing renovation as a first step toward commercial manufacture. We expect to complete the renovations in the second half of 2002. Commercial capability will allow us to support the manufacturing portion of potential product submissions to regulatory agencies.

As products advance toward commercialization, we are taking major steps to assure adequate capacity for the future. Beyond the renovation of the existing plant, we have purchased a 29-acre site outside of Minneapolis that will be the location of a second commercial-scale manufacturing facility. We expect to begin construction of this large-scale commercial facility in 2002. While final engineering is not yet complete, we currently are planning a facility with a flexible design that will allow production at varying scales.

PDL continues to evolve toward a fully integrated pharmaceutical company with advances in research, in the clinic and in manufacturing.







Working to Bring Our First Product to Market

PDL is positioned to fulfill our vision within the next several years, as we market products that meet important medical needs.

The number of antibodies in our pipeline, combined with the broad range of potential indications we are pursuing, gives us many opportunities to be successful.

PDL has retained rights to its products in key markets. We have marketing or co-promotion rights to all of our products in the United States, with the exception of Zenapax in transplantation. And for most of our products, we retain worldwide rights.

Our current plan is to build our own sales force in oncology. If PDL receives regulatory clearance to market products such as Zamyl in acute myeloid leukemia, Remitogen in non-Hodgkin's lymphoma and/or chronic lymphocytic leukemia, and Nuvion in graft-versus-host disease, our current plan is to market products in the United States and Canada. In markets outside the United States and Canada, we may seek marketing partners that offer global distribution



networks, marketing strength and a worldwide sales force. Our strategy is to seek partners after having built significant value into our products.

Our marketing efforts are aimed at increasing awareness of our product pipeline in the medical community and with patient advocacy groups. PDL's presence at major medical conferences, symposia and other forums has generated a growing interest in PDL's product candidates. By establishing greater visibility for PDL through information booths and other communications tools, we are beginning to prepare a path towards commercialization of our products.

PDL is focused on continued progress in 2002. Today we are three quarters of the way to fulfilling our vision. We create, develop and manufacture humanized antibodies, and are developing the capabilities that will allow us to market our proprietary antibody drugs. As we evolve toward fulfillment of the PDL vision, we remain motivated by the prospect of delivering needed therapeutics to patients.

PDL Core Competencies

- Antibody humanization technology, patents and expertise
- Clinical trial experience
- Antibody manufacturing expertise

Current Third-party Revenue Sources

- Patent licenses
- Patent rights agreements
- Humanization agreements
- Royalties on marketed products

Potential Revenue Sources

- Proprietary PDL products
- Additional patent license, patent rights and humanization agreements
- Royalties on additional third-party products

Products in Development

- Zenapax (daclizumab)
- Zamyl (lintuzumab)
- Remitogen (apolizumab)
- Nuvion (visilizumab)
- SMART Anti-Gamma Interferon Antibody
- Humanized anti-IL-4 antibody
- SMART Anti-L-Selectin Antibody
- SMART Anti-IL-12 Antibody

Dear Fellow Stockholders,

In 2001 and early 2002, Protein Design Labs has made significant strides as we work to develop — and ultimately commercialize — humanized antibody drugs that address significant medical needs. Among the highlights, we:

- Reported safety and efficacy data on four products in development. Following those milestones, we are completing the analysis of the Phase III results for Zamyl and have advanced the SMART Anti-Gamma Interferon Antibody to Phase II in Crohn's disease. We have chosen not to pursue further development of Zenapax as maintenance therapy in psoriasis following treatment with other therapeutic agents, but are exploring its use in a number of additional indications. And we continue to develop Remitogen, having revised the dosing regimen in our Phase II trial for non-Hodgkin's lymphoma.
- Started two Phase II trials in asthma — one with Zenapax and one with our humanized anti-IL-4 antibody.
- Took major steps to prepare for manufacturing on a commercial scale, and
- Strengthened our research effort with a collaboration that is generating new cancer targets.

A Broad Product Pipeline

Much of our energy and resources continues to be directed toward the development of our pipeline of humanized antibodies. In our 15-year history, we already have made one transition — from a company with a technology platform to a company whose principal focus is on drug development. Now we are preparing for a second major transition, to a company that directly markets proprietary products.

Our most advanced product, Zamyl, completed Phase III testing in patients who have failed other treatments for acute myeloid leukemia, the most prevalent form of leukemia in adults. We reported the results in late 2001, and while the drug did not meet the primary endpoint in the trial, initial analysis of preliminary data may show activity in this disease. As this report went to press, we were completing our analysis of the Zamyl Phase III results. If the complete analysis confirms the preliminary data, we would discuss Zamyl with regulatory authorities in the United States and Europe. If approved by regulatory authorities, Zamyl could become PDL's first directly marketed product.

We also are encouraged by the progress of our SMART Anti-Gamma Interferon Antibody. In the fourth quarter of 2001, PDL reported positive preliminary data from the first stage of a Phase I/II trial of this antibody in patients with moderate-to-severe Crohn's disease, a form of inflammatory bowel disease. The antibody was well tolerated and a reduction in the disease activity in many patients was seen. In May 2002, we announced the start of a Phase II clinical trial of SMART Anti-Gamma Interferon Antibody in Crohn's disease.

Another event was the report in March 2002 of preliminary results in the Phase II trial of Zenapax, or daclizumab, for maintenance of remission in psoriasis following treatment with cyclosporine. The results indicated that daclizumab was well-tolerated but did not prolong the time to recurrence of psoriasis, the primary endpoint of the trial. Based on these data, we are not continuing development of daclizumab as a maintenance agent in psoriasis following treatment with other therapeutic agents. PDL does plan to explore the use of daclizumab in other indications, and currently there are trials underway in asthma, multiple sclerosis, type I diabetes and uveitis, a sight-threatening disease of the eye. Based on its history as a marketed product in kidney transplantation and its very strong safety profile, we continue to believe that Zenapax can become a useful therapeutic in autoimmune diseases.

PDL is continuing to develop Remitogen in non-Hodgkin's lymphoma and is going forward with trials in chronic lymphocytic leukemia. We have revised the dosing regimen in our Phase II trial in non-Hodgkin's lymphoma to deliver more drug early in the course of treatment. The exploration of dose and indication we are performing with Remitogen is appropriate and expected for its stage of development.

Additional clinical progress in the PDL pipeline has included the start in early 2002 of Phase II clinical testing of Nuvion for the treatment of steroid-refractory graft-versus-host disease (GvHD). This disease is a usually fatal complication of hematopoietic cell transplantation, often referred to as bone marrow transplantation. In a previously reported Phase I trial in GvHD, Nuvion achieved a partial and complete response rate of 100 percent. In the group of 12 patients receiving a single dose in that trial, seven patients had a complete response, and all seven are alive with a median survival of more than one year.

Research and Clinical Progress Expected in 2002

This year we expect to increase both the number of trials and indications in which our proprietary products are being evaluated. We believe ours is among the largest clinical pipelines of humanized antibodies in the biotech and pharmaceutical industries. While clinical development is inherently unpredictable, we believe the number of antibodies in our pipeline combined with the range of potential indications increases the likelihood of success.

In terms of expanding the portfolio, our goal is to bring one to two new product candidates into the clinic each year. Toward that end, in May 2001 we announced a collaboration with Exelixis for the discovery of new antibody cancer targets. We are pleased with the progress of that collaboration and already have received a number of interesting targets. Our research will continue to focus on new antibody targets in the areas of cancer, autoimmune diseases and inflammatory conditions.



Douglas O. Ebersole
Chief Executive Officer (Acting)

Expanding our Production Capability

Among the most important steps taken in 2001 that will shape our future were preparations to produce humanized antibodies on a commercial scale at our Plymouth, Minnesota facilities. The first step now in progress, renovation of the existing manufacturing facilities, will be followed by construction of a larger, commercial-scale manufacturing plant on a 29-acre site at Brooklyn Park, near Minneapolis. Construction of that facility should begin later this year. Expansion of our manufacturing capacity at a time of limited production capacity within the industry is a vital element of our long-term commercialization strategy.

New Leadership for Continued Growth

PDL in early May 2002 announced that Dr. Laurence Jay Korn, a co-founder of PDL and its Chief Executive Officer since 1987, would relinquish his responsibilities as Chief Executive Officer. He continues to serve as Chairman of the Board.

PDL, its employees, and its stockholders owe Dr. Korn our sincere appreciation. Under his leadership, PDL has become a leading biotech company that has created and developed the dominant technology for the creation of therapeutic antibodies. He took the company public and led financing activities that have given PDL the resources to move forward. Now we are seeking new leadership to assist us in making our next transition, to a commercial company that develops and markets products.

Until such time as a new CEO can be chosen, the Board has asked me to serve PDL as Chief Executive Officer on an interim basis. I look forward to helping PDL manage this important transition and appreciate the Board's confidence as we work to further build our management team.

I also want to express my appreciation to you, our stockholders, for your continued support, and to the people of Protein Design Labs who worked diligently to make 2001 a year of progress. Their dedication is among our most important strengths.

Sincerely yours,

Douglas O. Ebersole

May 8, 2002

2001 Financials

Selected Financial Data

(In thousands, except per share data)

Years ended December 31,	2001	2000	1999	1998	1997
Consolidated Statements of Operations Data					
Revenues					
Revenue under agreements with third parties	$44,375	$39,907	$ 26,811	$21,325	$ 11,137
Interest and other income	35,160	23,149	8,943	9,503	9,118
Total revenues	79,535	63,056	35,754	30,828	20,255
Costs and Expenses					
Research and development	52,173	42,334	36,090	31,645	25,614
General and administrative	15,726	12,110	9,842	8,685	6,629
Special charge[1]	—	—	—	—	11,887
Interest expense	8,989	7,965	155	—	—
Total costs and expenses	76,888	62,409	46,087	40,330	44,130
Net income (loss)	$ 2,647	$ 647	$(10,333)	$ (9,502)	$(23,875)
Net Income (Loss) Per Share[2]					
Basic	$ 0.03	$ 0.01	$ (0.14)	$ (0.13)	$ (0.34)
Diluted	$ 0.03	$ 0.01	$ (0.14)	$ (0.13)	$ (0.34)
Shares Used in Computation of Net Income (Loss) Per Share					
Basic	87,624	80,904	74,792	74,100	70,596
Diluted	92,889	88,562	74,792	74,100	70,596

December 31,	2001	2000	1999	1998	1997
Consolidated Balance Sheet Data					
Cash, cash equivalents and investments	$650,315	$661,173	$137,237	$143,439	$163,655
Working capital	641,896	651,641	22,669	82,394	66,490
Total assets	729,898	704,980	182,551	171,850	175,026
Long-term debt obligations, less current portion	158,892	159,324	9,724	—	—
Accumulated deficit	(75,923)	(78,570)	(79,217)	(68,884)	(59,382)
Total stockholders' equity	558,443	534,144	164,743	162,496	168,468

1 Represents a non-cash special charge of approximately $11.9 million related to the extension of the term of all outstanding stock options held by employees, officers, directors and consultants to the Company that were granted prior to February 1995, with the single exception of stock options granted to one non-employee director. The extension conforms the term of previously granted stock options, which was six years, to those granted since February 1995, ten years.

2 For a description of the computation of net income (loss) per share, see Note 1 to the Financial Statements.

Overview

In general, we have a history of operating losses and may not achieve sustained profitability. Although we have recorded small profits for the past two years, in general, our expenses have exceeded revenues. As of December 31, 2001, we had an accumulated deficit of approximately $75.9 million. Our expenses may increase because of the extensive resource commitments required to achieve regulatory approval and commercial success for any individual product. For example, over the next several years, we will incur substantial additional expenses as we continue to develop and manufacture our potential products, invest in research and improve and expand our manufacturing, marketing and sales capabilities. Since we or our collaborative partners or licensees may not be able to successfully develop additional products, obtain required regulatory approvals, manufacture products at an acceptable cost and with appropriate quality, or successfully market such products with desired margins, we may never achieve sustained profitable operations. The amount of net losses and the time required to reach sustained profitability are highly uncertain. Although we have had some profitable reporting periods, we may be unable to achieve sustained profitability.

Our commitment of resources to the continued development of our products will require significant additional funds for development. Our operating expenses may also increase as some of our earlier stage potential products move into later stage clinical development, as additional potential products are selected as clinical candidates for further development, as we invest in additional manufacturing capacity, as we defend or prosecute our patents and patent applications, and as we invest in research or acquire additional technologies, product candidates or businesses.

In the absence of substantial revenues from new corporate collaborations or patent licensing or humanization agreements, significant royalties on sales of products licensed under our intellectual property rights, product sales or other uncertain sources of revenue, we will incur substantial operating losses.

Our revenues, expenses and operating results will likely fluctuate in future periods. Our revenues have varied in the past and will likely continue to fluctuate considerably from quarter to quarter and from year to year. As a result, our revenues in any period may not be predictive of revenues in any subsequent period. Our royalty revenues may be unpredictable and may fluctuate since they depend upon the seasonality of sales of licensed products, the existence of competing products, the marketing efforts of our licensees, potential reductions in royalties payable to us due to credits for prior payments to us, the timing of royalty reports, some of which are required quarterly and others semi-annually, our method of accounting for royalty revenues from our licensees in the period reported to us, and our ability to successfully defend and enforce our patents.

Other revenue may also be unpredictable and may fluctuate due to the timing of payments of non-recurring licensing and signing fees, payments for manufacturing and clinical development services and payments for the achievement of milestones under new and existing collaborative, humanization, and patent licensing agreements. Revenue historically recognized under our prior agreements may not be an indicator of revenue from any future collaborations.

In addition, our expenses may be unpredictable and may fluctuate from quarter to quarter due to the timing of expenses, which may include payments owed by us and to us under collaborative agreements for reimbursement of expenses and which are reported under our policy during the quarter in which such expenses are reported to us or to our collaborative partners and agreed to by us or our partners.

We receive royalty revenues on sales of the product Synagis. This product has higher sales in the fall and winter, which to date have resulted in much higher royalties paid to us in our first and second quarters than in other quarters. The seasonality of Synagis sales could contribute to fluctuation of our revenues from quarter to quarter.

Critical Accounting Policies and the Use of Estimates

The preparation of our financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in our financial statements and accompanying notes. Actual results could differ materially from those estimates. The items in our financial statements requiring significant estimates and judgments are as follows:

- Contract revenues from research and development arrangements are recognized based on the performance requirements of the contracts.
- Revenues from achievement of milestones are recognized when the funding party agrees that the milestone (typically scientific, regulatory or clinical results) stipulated in the agreement has been met.

- Our collaborative, humanization and patent licensing agreements with third parties provide for the payment of royalties to us based on net sales of the licensed product under the agreement. The agreements generally provide for royalty payments to us following completion of each calendar quarter or semi-annual period. Royalty revenue is recognized in the quarter in which royalty reports are received by us from the third party. As a result of this policy and the seasonality of certain royalty revenues, as noted above, our revenues in any period may not be predictive of revenues in any subsequent period.
- Non-refundable signing and licensing fees under collaborative and humanization agreements are recognized over the period in which performance obligations are achieved.
- Non-refundable signing and licensing fees under patent rights and patent licensing agreements are recognized when there are no future performance obligations remaining with respect to such fees.
- Maintenance fees are recognized when received or when collection is assured.
- Expenses for research and development funding to third parties are generally recognized ratably over the performance period.
- We have a policy of recording expenses for clinical trials based upon pro rating estimated total costs of a clinical trial over the estimated length of the clinical trial and the number of patients anticipated to be enrolled in the trial. Expenses related to each patient are recognized ratably beginning upon entry into the trial and over the course of the trial. In the event of early termination of a clinical trial, management accrues an amount based on its estimate of the remaining non-cancellable obligations associated with the winding down of the clinical trial.

Results of Operations

Years Ended December 31, 2001, 2000 and 1999
Our total revenues were $79.5 million in 2001 as compared to $63.1 million in 2000 and $35.8 million in 1999.

Total revenue under agreements with third parties represented $44.4 million, $39.9 million and $26.8 million of total revenues in 2001, 2000 and 1999, respectively. Revenue under agreements with third parties includes royalties, licensing and signing fees, payments recognized under humanization agreements, milestone payments, research and development reimbursement funding, payments for manufacturing services and license maintenance fees. The increase in total revenue under agreements with third parties in 2001 from the prior years was primarily attributable to an increase in royalties during the period. We recognized revenues of zero in 2001, $2.3 million in 2000 and $2.4 million in 1999 representing third-party funded research and development activities (not including licensing and signing fees, milestone payments and product sales) related to amounts we expended for research and development.

Interest and other income increased to $35.2 million in 2001 from $23.1 million and $8.9 million in 2000 and 1999, respectively. The increase in 2001 is primarily attributable to the interest earned on our cash, cash equivalents, and marketable debt securities balances as a result of our public offering of common stock in the second half of 2000 which raised approximately $343.6 in net proceeds and the sale of $150 million Convertible Subordinated Notes in February 2000.

Total costs and expenses increased to $76.9 million in 2001 from $62.4 million in 2000 and $46.1 million in 1999.

Research and development expenses in 2001 increased to $52.2 million from $42.3 million in 2000 and $36.1 million in 1999. The increase in 2001 costs and expenses as compared to 2000 and 1999 was primarily a result of the addition of staff, the expansion of development programs and capabilities, including support for both clinical development and manufacturing process development, and payments related to third party research funding.

General and administrative expenses for 2001 increased to $15.7 million from $12.1 million in 2000 and $9.8 million in 1999. These increases were primarily the result of increased staffing and associated expenses necessary to manage and support our expanding operations including pre-marketing expenses associated with our clinical development program.

Interest expense increased in 2001 to $9.0 million from $8.0 million in 2000 and $0.2 million in 1999. The increase is primarily due to the interest expense associated with our Convertible Subordinated Notes issued in February 2000.

Liquidity and Capital Resources

To date, we have financed our operations primarily through public and private placements of equity and debt securities, revenue under agreements with third parties and interest income on invested capital. At December 31, 2001, we had cash, cash equivalents and marketable securities in the aggregate of $650.3 million, compared to $661.2 million at December 31, 2000 and $137.2 million at December 31, 1999.

As set forth in the Statements of Cash Flows, net cash provided by our operating activities for the year ended December 31, 2001 was approximately $2.6 million and $6.8 million in 2000 as compared to net cash used of approximately $10.7 million in 1999. The change in net cash provided by operating activities was primarily due to our net income in 2001 and 2000, changes in working capital and other assets, principally convertible debt issuance costs in 2000, as compared to our net loss and changes in working capital in 1999.

As set forth in the Statements of Cash Flows, net cash used in our investing activities for the year ended December 31, 2001 was $316.3 million as compared to $118.2 million in 2000 and $24.9 million in 1999. The changes in 2001 and 2000, as compared to 1999, were primarily the result of our reinvestment activities associated with the purchases of short- and long-term investments and a convertible note in 2001.

As set forth in the Statements of Cash Flows, net cash provided by our financing activities for the year ended December 31, 2001 was $12.5 million compared to $515.8 million in 2000 and $24.9 million in 1999. The net cash provided by our financing activities in 2001 was primarily the result of proceeds from the exercise of stock options. The change in 2000 was primarily the result of our public offering of common stock in the second half of 2000, which raised approximately $343.6 million in net proceeds and the sale of $150 million Convertible Subordinated Notes in February 2000.

We estimate that our existing capital resources will be sufficient to fund our current level of operations for at least the next few years. Our future capital requirements will depend on numerous factors, including, among others, interest income, royalties from sales of products of third party licensees, including Synagis, Herceptin, Zenapax and Mylotarg; our ability to enter into additional collaborative, humanization and patent licensing arrangements; progress of product candidates in clinical trials; the ability of our licensees to obtain regulatory approval and successfully manufacture and market products licensed under our patents; the continued or additional support by our collaborative partners or other third parties of research and development efforts and clinical trials; investment in existing and new research and development programs; time required to gain regulatory approvals; resources we devote to self-funded products, manufacturing facilities and methods and advanced technologies; our ability to obtain and retain funding from third parties under collaborative arrangements; our continued development of internal marketing and sales capabilities; the demand for our potential products, if and when approved; potential acquisitions of technology, product candidates or businesses by us; and the costs of defending or prosecuting any patent opposition or litigation necessary to protect our proprietary technology. In order to develop and commercialize our potential products we may need to raise substantial additional funds through equity or debt financings, collaborative arrangements, the use of sponsored research efforts or other means. No assurance can be given that such additional financing will be available on acceptable terms, if at all, and such financing may only be available on terms dilutive to existing stockholders.

In Fremont, California, Somerville, New Jersey and Plymouth, Minnesota, we occupy leased facilities under agreements that expire in 2004, 2005 and 2009. We also have leased certain office equipment under operating leases.

In September 1999, Fremont Holding L.L.C. (our wholly owned subsidiary) obtained a $10.2 million term loan to purchase our Fremont, California facilities. The loan bears interest at the rate of 7.64% per year amortized over 15 years with principal and interest payable monthly. The loan is secured by our Fremont, California facilities and is subject to the terms and covenants of the loan agreement.

In February 2000, we issued 5.50% Convertible Subordinated Notes due February 15, 2007 with a principal amount of $150 million (the Convertible Notes). The Convertible Notes are convertible at the holders' option into our common stock at a conversion price of $37.75 per share, subject to adjustment as a result of certain events. Interest on the Convertible Notes is payable semiannually in arrears on February 15 and August 15 of each year. The Convertible Notes are unsecured and are subordinated to all our existing and future Senior Indebtedness (as defined in the indenture relating to the Convertible Notes). The Convertible Notes may be redeemed at our option, in whole or in part, beginning on February 15, 2003 at the redemption prices set forth in the Convertible Notes indenture.

In May 2001, we signed a collaborative agreement with Exelixis to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. We agreed to provide Exelixis with $4.0 million in annual research funding for two or more years, and we purchased a $30.0 million five-year note, convertible after the first year of the collaboration into Exelixis common stock. We received an exclusive, worldwide license to develop antibodies against certain targets identified by Exelixis that are involved in cell growth, cell death and proliferation. Exelixis has the right to co-fund development of antibodies resulting from the collaboration.

For antibody products we develop that Exelixis elects not to co-fund, we have agreed to make specified milestone payments and royalty payments on any product sales.

Our material contractual obligations under lease, debt and research funding agreements for the next five years, and thereafter as of December 31, 2001 are as follows:

	Payments Due By Period				
(In thousands)	Less Than 1 Year	1–3 Years	4–5 Years	After 5 Years	Total
Contractual Obligations[1]					
Operating leases	$ 1,184	$ 2,316	$ 1,710	$ 1,638	$ 6,848
Long-term debt	1,139	2,278	2,278	8,922	14,617
Convertible debentures[2]	8,250	16,500	16,500	154,125	195,375
Research funding	4,000	1,000	—	—	5,000
Total contractual cash obligations	$14,573	$22,094	$20,488	$164,685	$221,840

1 This table does not include (a) any milestone payments which may become payable under research collaborations or license agreements as the timing and likelihood of such payments are not known, (b) any royalty payments to third parties as the amounts of such payments and / or likelihood of such payments are not known and (c) contracts that are entered into in the ordinary course of business which are not material in the aggregate in any period presented above.

2 Our convertible debenture may be converted to common stock prior to the maturity date and therefore may not require use of our capital resources.

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued FAS 141, "Business Combinations"(FAS 141). FAS 141 supersedes APB 16, "Business Combinations," and FAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." FAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. FAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001.

In July 2001, the FASB issued FAS 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 supersedes APB 17, "Intangible Assets," and requires the discontinuance of goodwill amortization. In addition, FAS 142 includes provisions regarding the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. FAS 142 is required to be applied for fiscal years beginning after December 15, 2001, with certain early adoption permitted. The Company does not expect the adoption of FAS 142 to have a material effect on its financial condition or results of operations.

In August 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is in the process of assessing the effect of adopting FAS 143, which will be effective for the Company's fiscal year ending December 31, 2002.

In October 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long Lived Assets" (FAS 144), which supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"(FAS 121). FAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, FAS 144 retains the fundamental provisions of FAS 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of FAS 144 to have a material effect on its financial condition or results of operations.

Market Risks

We maintain a non-trading investment portfolio of investment grade, highly liquid, debt securities which limits the amount of credit exposure to any one issue, issuer, or type of instrument. The securities in our investment portfolio are not leveraged and are classified as available for sale and therefore are subject to interest rate risk. We do not currently hedge interest rate exposure. If market interest rates were to increase by 100 basis points from December 31, 2001 levels, the fair value of the portfolio would decline by approximately $9.5 million. The modeling technique used measures the change in fair values arising from an immediate hypothetical shift in market interest rates and assumes ending fair values include principal plus accrued interest. We do not use derivative financial instruments for speculative or trading purposes and currently do not use or hold derivative financial instruments.

As of December 31, 2001, the aggregate fair values of our long-term debt and the Convertible Notes were approximately $9.5 million and $170 million, respectively. The long-term debt bears interest at a fixed rate of 7.64% and the Convertible Notes bear interest at a fixed rate of 5.50%. These obligations are subject to interest rate risk because the fixed interest rates under these obligations may exceed current interest rates. See Notes 9 and 10 to the *2001 Consolidated Financial Statements* for details relating to our debt instruments.

Consolidated Balance Sheets

(In thousands, except par value per share)

December 31,	2001	2000
Assets		
Current Assets		
Cash and cash equivalents	$120,268	$421,541
Marketable securities	530,047	239,632
Other current assets	4,144	1,980
Total current assets	654,459	663,153
Land, property and equipment, net	42,111	37,673
Other assets	3,328	4,154
Convertible note receivable	30,000	—
Total assets	$729,898	$704,980
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable	$ 1,249	$ 1,062
Accrued compensation	2,000	1,729
Accrued clinical trial costs	2,588	1,103
Accrued interest	3,071	3,071
Other accrued liabilities	3,123	2,692
Deferred revenue	100	1,455
Current portion of long-term debt	432	400
Total current liabilities	12,563	11,512
Convertible subordinated notes	150,000	150,000
Long-term debt	8,892	9,324
Total liabilities	171,455	170,836
Commitments and Contingencies		
Stockholders' Equity		
Preferred stock, par value $0.01 per share, 10,000 shares authorized; no shares issued and outstanding	—	—
Common stock, par value $0.01 per share, 250,000 shares authorized; 88,499 and 87,153 issued and outstanding at December 31, 2001 and December 31, 2000, respectively	885	872
Additional paid-in capital	624,094	611,254
Accumulated deficit	(75,923)	(78,570)
Accumulated other comprehensive income	9,387	588
Total stockholders' equity	558,443	534,144
Total liabilities and stockholders' equity	$729,898	$704,980

See accompanying notes.

Consolidated Statements of Operations

(In thousands, except per share data)

Years ended December 31,	**2001**	**2000**	**1999**
Revenues:			
Revenue under agreements with third parties—other	$44,375	$39,907	$ 26,811
Interest and other income	35,160	23,149	8,943
Total revenues	79,535	63,056	35,754
Costs and expenses:			
Research and development	52,173	42,334	36,090
General and administrative	15,726	12,110	9,842
Interest expense	8,989	7,965	155
Total costs and expenses	76,888	62,409	46,087
Net income (loss)	$ 2,647	$ 647	$(10,333)
Net income (loss) per share:			
Basic	$ 0.03	$ 0.01	$ (0.14)
Diluted	$ 0.03	$ 0.01	$ (0.14)
Shares used in computation of net income (loss) per share:			
Basic	87,624	80,904	74,792
Diluted	92,889	88,562	74,792

See accompanying notes.

Consolidated Statements of Stockholders' Equity

(In thousands, except per share and shares of common stock data)

	Common Stock		Additional Paid-In
	Shares	Amount	Capital
Balance at December 31, 1998	74,380,996	$744	$230,477
Issuance of common stock	2,746,040	28	14,756
Balance at December 31, 1999	77,127,036	772	245,233
Follow-on public offering of common stock at $59.2187 per share (net of underwriters discount of $18,103 and offering expenses of approximately $500)	6,116,000	62	343,517
Issuance of common stock	3,910,264	38	22,504
Balance at December 31, 2000	87,153,300	872	611,254
Issuance of common stock	1,346,001	13	12,840
Balance at December 31, 2001	88,499,301	$885	$624,094

	Accumulated Deficit	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance at December 31, 1998	$(68,884)	$ 159	$162,496
Issuance of common stock	—	—	14,784
Comprehensive income (loss):			
Net loss	(10,333)	—	(10,333)
Other comprehensive income (loss)			
Unrealized loss on securities	—	(2,204)	(2,204)
Total comprehensive income (loss)			(12,537)
Balance at December 31, 1999	(79,217)	(2,045)	164,743
Follow-on public offering of common stock at $59.2187 per share (net of underwriters discount of $18,103 and offering expenses of approximately $500)	—	—	343,579
Issuance of common stock	—	—	22,542
Comprehensive income:			
Net income	647	—	647
Other comprehensive income			
Unrealized gain on securities	—	2,633	2,633
Total comprehensive income			3,280
Balance at December 31, 2000	(78,570)	588	534,144
Issuance of common stock	—	—	12,853
Comprehensive income:			
Net income	2,647	—	2,647
Other comprehensive income			
Unrealized gain on securities	—	8,799	8,799
Total comprehensive income			11,446
Balance at December 31, 2001	$(75,923)	$ 9,387	$558,443

See accompanying notes.

Consolidated Statements of Cash Flows

(In thousands)

Years ended December 31,	2001	2000	1999
Cash flows from operating activities:			
Net income (loss)	$ 2,647	$ 647	$(10,333)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	4,782	3,570	3,538
Amortization of convertible notes offering costs	721	628	—
Other	(4,522)	(1,920)	(413)
Changes in assets and liabilities:			
Other current assets	(2,164)	4,739	(2,111)
Other assets	105	(4,233)	238
Accounts payable	187	185	(433)
Accrued liabilities	2,187	4,031	(1,245)
Deferred revenue	(1,355)	(820)	40
Total adjustments	(59)	6,180	(386)
Net cash provided by (used in) operating activities	2,588	6,827	(10,719)
Cash flows from investing activities:			
Purchases of marketable securities	(485,483)	(129,821)	(81,336)
Maturities of marketable securities	207,885	15,000	74,900
Purchases of convertible note	(30,000)	—	—
Purchase of land, property and equipment	(8,716)	(3,355)	(18,815)
Proceeds from sale of equipment	—	—	325
Net cash used in investing activities	(316,314)	(118,176)	(24,926)
Cash flows from financing activities:			
Proceeds from issuance of capital stock, net of issuance costs	12,853	366,121	14,784
Proceeds from issuance of convertible notes	—	150,000	—
Proceeds from issuance of long-term debt	—	—	10,150
Payments on long-term debt	(400)	(369)	(58)
Net cash provided by financing activities	12,453	515,752	24,876
Net increase (decrease) in cash and cash equivalents	(301,273)	404,403	(10,769)
Cash and cash equivalents at beginning of year	421,541	17,138	27,907
Cash and cash equivalents at end of year	$ 120,268	$ 421,541	$ 17,138
Supplemental cash flow data:			
Cash paid during the year for:			
Interest	$ 8,989	$ 4,894	$ 131

See accompanying notes.

Note 1. Summary of Significant Accounting Policies

Organization and Business

Protein Design Labs, Inc. is a biotechnology company engaged in the development of humanized antibodies to prevent or treat various disease conditions. PDL currently has antibodies under development for autoimmune and inflammatory conditions, asthma and cancer. PDL holds fundamental patents in the U.S., Europe and Japan for its antibody humanization technology.

Principles of Consolidation

The consolidated financial statements include the accounts of Protein Design Labs, Inc. and its wholly-owned subsidiaries, Fremont Holding L.L.C. and Fremont Management, Inc., after elimination of inter-company accounts and transactions.

Cash Equivalents, Marketable Securities and Concentration of Credit Risk

We consider all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. The "Other" adjustments line item in the Statements of Cash Flows represents the accretion of the book value of certain debt securities. We place our cash and marketable debt securities with high-credit-quality financial institutions and in securities of the U.S. government, U.S. government agencies and U.S. corporations and, by policy, limit the amount of credit exposure in any one financial instrument. To date, we have not experienced credit losses on investments in these instruments.

Revenue Recognition

Contract revenues from research and development arrangements are recognized based on the performance requirements of the contracts. Revenues from achievement of milestones are recognized when the funding party agrees that the milestone (typically scientific, regulatory or clinical results) stipulated in the agreement has been met. Deferred revenue arises principally due to timing of cash payments received under research and development contracts.

Our collaborative, humanization and patent licensing agreements with third parties provide for the payment of royalties to us based on net sales of the licensed product under the agreement. The agreements generally provide for royalty payments to us following completion of each calendar quarter or semi-annual period and royalty revenue is recognized in the quarter in which royalty reports are received by us from the third party. Non-refundable signing and licensing fees under collaborative and humanization agreements are recognized over the period in which performance obligations are achieved. Non-refundable signing and licensing fees under patent licensing agreements are recognized when there are no future performance obligations remaining with respect to such fees. The majority of the Company's revenues were earned in the United States. Royalty payments from two companies accounted for 33% of the Company's 2001 revenues and 28% of the Company's revenues in both 2000 and 1999.

Research and Development

Major components of research and development expenses consist of personnel costs, including salaries and benefits, clinical development performed by us and contract research organizations, preclinical work, pharmaceutical development, materials and supplies, third party research funding and overhead allocations consisting of various administrative and facilities related costs. All research and development costs are charged to expense. Certain of these costs may include payments owed by us under collaborative agreements for reimbursement of expenses which are expensed under our policy during the quarter in which such expenses are reported to us or to our collaborative partners and agreed to by us or our partners.

Net Income (Loss) Per Share

In accordance with Financial Accounting Standards Board Statement No. 128, "Earnings Per Share" (FAS 128), basic and diluted net income (loss) per share amounts have been computed using the weighted average number of shares of common stock outstanding during the periods presented. Calculation of diluted net income per share also includes the dilutive effect of outstanding stock options in 2001 and 2000, but does not include the dilutive effect of outstanding convertible notes because the assumed conversion of these notes would be anti-dilutive. We incurred a net loss for the year ended December 31, 1999, and as such, we did not include the effect of outstanding stock options in the diluted net loss per share calculation, as their effect is anti-dilutive.

The following is a reconciliation of the numerators and denominators of the basic and diluted net income (loss) per share computations for the periods presented below:

(In thousands, except basic and diluted net income (loss) per share)	2001	2000	1999
Numerator:			
Net income (loss)	$ 2,647	$ 647	$(10,333)
Denominator:			
Basic net income (loss) per share— Weighted-average shares	87,624	80,904	74,792
Dilutive potential common shares—Stock options	5,265	7,658	—
Denominator for diluted net income (loss) per share	92,889	88,562	74,792
Basic net income (loss) per share	$ 0.03	$ 0.01	$ (0.14)
Diluted net income (loss) per share	$ 0.03	$ 0.01	$ (0.14)

The total number of shares excluded from the calculations of diluted net income per share for outstanding convertible notes was 3,974,000 in 2001 and 2000. The total number of shares excluded from the calculation of diluted net loss per share for stock options was 2,467,000 in 1999. Such securities, had they been dilutive, would have been included in the computations of diluted net income (loss) per share.

Comprehensive Income (Loss)

In accordance with Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income" (FAS 130), we are required to display comprehensive income (loss) and its components as part of our complete set of financial statements. The measurement and presentation of net income (loss) did not change. Comprehensive income (loss) is comprised of net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) includes certain changes in equity that are excluded from our net income (loss), specifically, the unrealized gains and losses on our holdings of available-for-sale securities. Comprehensive income (loss) for the years ended December 31, 2001, 2000 and 1999 is reflected in the Statements of Stockholders' Equity.

Stock-Based Compensation

We have elected to follow the "disclosure only" alternative prescribed by Financial Accounting Standards Board Statement No. 123, "Accounting for Stock-Based Compensation" and therefore we account for our stock options and equity awards in accordance with the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees."

Segment Disclosure

In accordance with Financial Accounting Standards Board Statement No. 131, "Disclosure about Segments of an Enterprise and Related Information" (FAS 131), we are required to report operating segments and related disclosures about our products, services, geographic areas and major customers. We have no significant product revenue and have only one segment with facilities solely within the U.S.

Derivative Instruments and Hedging Activities

In accordance with Financial Accounting Standards Board issued Statement No. 133 "Accounting for Derivative Instruments and Hedging Activities" (FAS 133), we are required to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The Company has reviewed FAS 133 and because we do not use or hold derivatives, the adoption of FAS 133 in 2001 did not affect the results of operations or the financial position of the Company.

Management Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of management's estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. For example, we have a policy of recording expenses for clinical trials based upon pro rating estimated total costs of a clinical trial over the estimated length of the clinical trial and the number of patients anticipated to be enrolled in the trial. Expenses related to each patient are recognized ratably beginning upon entry into the trial and over the course of the trial. In the event of early termination of a clinical trial, management accrues an amount based on its estimate of the remaining non-cancellable obligations associated with the winding down of the clinical trial. Our estimates and assumptions could differ significantly from the amounts that may actually be incurred.

Land, Property and Equipment

Land, property and equipment are stated at cost less accumulated straight-line depreciation and amortization and consist of the following:

(In thousands)

December 31,	2001	2000
Land	$ 6,790	$ 6,790
Buildings and improvements	22,001	21,793
Leasehold improvements	3,181	4,349
Laboratory and manufacturing equipment	25,776	19,404
Computer and office equipment	4,465	4,086
Furniture and fixtures	1,633	1,379
	63,846	57,801
Less accumulated depreciation and amortization	(21,735)	(20,128)
	$ 42,111	$ 37,673

Depreciation and amortization expense for 2001, 2000 and 1999 were $4.3 million, $3.7 million and $3.3 million, respectively.

Depreciation and amortization are computed using the straight-line method over the following estimated useful lives:

Buildings and improvements	15 to 30 years
Leasehold improvements	Term of lease
Laboratory and manufacturing equipment	7 years
Computer and office equipment	3 years
Furniture and fixtures	7 years

Recent Accounting Pronouncements

In July 2001, the Financial Accounting Standards Board (FASB) issued FAS 141, "Business Combinations"(FAS 141). FAS 141 supersedes APB 16, "Business Combinations," and FAS 38, "Accounting for Preacquisition Contingencies of Purchased Enterprises." FAS 141 requires the purchase method of accounting for all business combinations initiated after June 30, 2001 and eliminates the pooling-of-interests method. FAS 141 also includes guidance on the initial recognition and measurement of goodwill and other intangible assets arising from business combinations completed after June 30, 2001.

In July 2001, the FASB issued FAS 142, "Goodwill and Other Intangible Assets" (FAS 142). FAS 142 supersedes APB 17, "Intangible Assets," and requires the discontinuance of goodwill amortization. In addition, FAS 142 includes provisions regarding the reclassification of certain existing recognized intangibles as goodwill, reassessment of the useful lives of existing recognized intangibles, reclassification of certain intangibles out of previously reported goodwill and the testing for impairment of existing goodwill and other intangibles. FAS 142 is required to be applied for fiscal years beginning after December 15, 2001, with certain early adoption permitted. The Company does not expect the adoption of FAS 142 to have a material effect on its financial condition or results of operations.

In August 2001, the FASB issued FAS 143, "Accounting for Asset Retirement Obligations" (FAS 143). FAS 143 addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated retirement costs. The Company is in the process of assessing the effect of adopting FAS 143, which will be effective for the Company's fiscal year ending December 31, 2002.

In October 2001, the FASB issued FAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" (FAS 144), which supersedes FAS 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of"(FAS 121). FAS 144 addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of. However, FAS 144 retains the fundamental provisions of FAS 121 for: 1) recognition and measurement of the impairment of long-lived assets to be held and used; and 2) measurement of long-lived assets to be disposed of by sale. FAS 144 is effective for fiscal years beginning after December 15, 2001. The Company does not expect the adoption of FAS 144 to have a material effect on its financial condition or results of operations.

Note 2. Collaborative, Humanization and Patent Licensing Arrangements

Collaborative Arrangements

Roche. In 1989, we entered into agreements with Roche to collaborate on the research and development of antibodies which bind to the IL-2 receptor, including Zenapax. Under these agreements, Roche has exclusive, worldwide rights to manufacture, market and sell Zenapax. We began receiving royalties on sales of Zenapax in 1998. Our royalties are subject to offsets for milestones, third party license fees and royalties, and patent expenses paid by Roche.

In October 1999, we agreed with Roche to replace the 1989 agreements with new agreements under which we assumed worldwide responsibility for the clinical development of Zenapax for the potential treatment of autoimmune diseases. Roche retained exclusive worldwide rights to Zenapax for non-autoimmune diseases and is continuing to market Zenapax for the prevention of kidney transplant rejection. In return for undertaking clinical development in autoimmune indications, we will receive a significant share of Zenapax revenues from sales for autoimmune indications, either from our own marketing efforts or from revenue sharing with Roche.

In the U.S. and Canada, we will have the right to market daclizumab in autoimmune indications and will pay for these activities from our share of revenues. In Europe and certain other countries, Roche may choose to market daclizumab in autoimmune indications. In this case, we will receive a substantial portion of daclizumab revenue from these indications. For countries and indications for which Roche elects not to market, we will receive an exclusive license to market daclizumab and pay Roche a small royalty.

Scil Biomedicals GmbH. In March 1999, we entered into an agreement with Scil for rights to develop and market SMART Anti-L-Selectin in Europe. Scil paid us a $3.0 million signing and licensing fee for these rights, and we will be entitled to royalties on any product sales. We agreed to make milestone payments to Scil, at our election, upon the achievement of specified clinical and regulatory goals.

GlaxoSmithKline plc. In September 1999, we signed agreements with SmithKline Beecham, now GlaxoSmithKline, involving two humanized antibodies for the possible treatment of asthma. We obtained a license to GlaxoSmithKline's humanized anti-IL-4 antibody and granted an exclusive license under our antibody humanization patents to GlaxoSmithKline for its humanized anti-IL-5 antibody. We have completed Phase I and Phase I/II clinical trials for the humanized anti-IL-4 antibody and are conducting a Phase II trial in asthma patients. We will be entitled to exclusive, worldwide development, marketing and sales rights to the anti-IL-4 antibody unless GlaxoSmithKline pays a fee to acquire marketing rights at the end of a specified, larger Phase II trial. If GlaxoSmithKline decides to participate in the further development of the antibody, we will share future development costs and profits at a pre-agreed ratio. We also may receive co-promotion rights in the U.S.

Exelixis, Inc. In May 2001, we signed a collaborative agreement with Exelixis to discover and develop humanized antibodies for the diagnosis, prevention and treatment of cancer. We agreed to provide Exelixis with $4.0 million in annual research funding for two or more years, and we purchased a $30.0 million five-year note convertible after the first year of the collaboration into Exelixis common stock based on a defined formula. The note receivable is currently recorded at cost in the Consolidated Balance Sheets. We received an exclusive, worldwide license to develop antibodies against certain targets identified by Exelixis that are involved in cell growth, cell death and proliferation. Exelixis has the right to co-fund development of antibodies resulting from the collaboration. For antibody products we develop that Exelixis elects not to co-fund, we have agreed to make specified milestone payments and royalty payments on any product sales.

Humanization and Patent Licensing Arrangements

Yamanouchi Pharmaceutical Co., Ltd. In February 1991, we entered into an agreement with Yamanouchi to humanize a mouse anti-platelet (anti-gpIIb/IIIa) antibody developed by Yamanouchi for cardiovascular disorders. Yamanouchi is conducting a Phase II clinical trial with the antibody we humanized for them. Yamanouchi has exclusive, worldwide rights to the antibody and is responsible for all development activities. We have received milestone payments and will be entitled to royalties on any sales of the antibody.

Mochida Pharmaceutical Co., Ltd. In December 1995, we entered into an agreement with Mochida to humanize a mouse antibody for use in infectious disease. We received a licensing and signing fee and milestone payments and can earn royalties on any product sales. In addition, we have an option to co-promote the antibody in North America.

Wyeth (formerly known as American Home Products Corporation). In December 1996, we entered into an agreement with Genetics Institute, now a wholly owned subsidiary of Wyeth, to initially humanize three mouse antibodies that regulate an immune system pathway. To date, we have received a $2.5 million licensing and signing fee and three milestone payments. We are entitled to royalties on any product sales. We also received an option to co-promote the products in North America under certain conditions. Two of the three antibodies are in Phase II trials.

Teijin Limited. In March 1997, we entered into an agreement with Teijin to humanize a mouse antibody to a toxin produced by the E. coli O157 bacteria that can cause serious illness or death from the consumption of contaminated food. We have received a licensing and signing fee and milestone payment and are entitled to royalties on any product sales.

Ajinomoto Co., Inc. In July 1997, we entered into an agreement with Ajinomoto to humanize a mouse antibody directed at cardiovascular conditions. We have received a licensing and signing fee and milestone payments and are entitled to royalties on any product sales. In addition, we received the right to obtain co-promotion rights to the antibody in North America.

Genentech, Inc. In September 1998, we entered into an agreement covering patent rights under our humanization patents and under Genentech patents relating to antibody engineering. Genentech paid us a $6.0 million fee, and we paid Genentech a $1.0 million fee. Each company can obtain up to six licenses for humanized antibodies upon payment of an additional fee of at least $1.0 million per antibody, as well as royalties on any product sales. The number of licensed antibodies may be increased and the term of the agreement extended upon payment of additional fees. In November 1998, Genentech exercised certain of its rights under the agreement and obtained a nonexclusive license for Herceptin. Genentech paid us a $1.0 million licensing and signing fee and we currently receive royalties on Herceptin sales.

Progenics Pharmaceuticals, Inc. In April 1999, we entered into an agreement to humanize PRO 140, Progenics' novel anti-CCR5 monoclonal antibody that inhibits HIV replication in the laboratory. Progenics paid us a licensing and signing fee, has paid a milestone payment, and has agreed to make additional payments upon the achievement of specified milestones and to pay royalties on any sales of the antibody.

Fujisawa Pharmaceuticals Co. In June 1999, we entered into a research agreement with Fujisawa to engineer certain antibodies targeted to the treatment of inflammatory and immunologically based disorders. The engineering included the use of our patented modification of the constant region of certain types of antibodies. In February 2000, we entered into an agreement to humanize one of these antibodies. Fujisawa paid us a $1.5 million licensing and signing fee. We have received milestone payments and are entitled to receive annual maintenance fees and royalties on any product sales.

Celltech Group plc. In December 1999, we entered into a patent rights agreement with Celltech covering specified patents relating to humanized monoclonal antibodies. Under the agreement, Celltech paid us a $3.0 million fee for the right to obtain worldwide licenses under our antibody humanization patents for up to three Celltech antibodies. We paid Celltech a fee for the right to obtain worldwide licenses under Celltech's antibody humanization patent for up to three of our antibodies. When a license is taken by either company, the other will be entitled to an additional license fee. Each company will pay royalties to the other on any sales of licensed antibodies. In December 2001, Celltech obtained, pursuant to the exercise of certain of its rights under the agreement, a nonexclusive license for antibodies directed to tumor necrosis factor-alpha.

Tanox, Inc. In March 2000, we entered into a patent rights agreement with Tanox under our humanization patents. Tanox paid us a $2.5 million fee, which reflected a $1.5 million credit for a fee Tanox previously paid to us for a patent license for an antibody which was incorporated into this agreement. Tanox can obtain up to four patent licenses for humanized antibodies upon payment of an additional fee of at least $1.0 million per antibody, as well as royalties on any product sales.

Eli Lilly and Company. In August and September 2000, we entered into two agreements to humanize antibodies for Lilly. Lilly paid us signing and licensing fees of $1.7 million and $1.36 million, has made milestone payments and has agreed to pay royalties on any sales of the humanized antibodies.

InterMune Pharmaceuticals, Inc. In November 2000, we entered into an agreement to humanize an antibody targeted to the bacteria *Pseudomonas aeruginosa* for InterMune. InterMune paid us a signing and licensing fee, a milestone payment, and has agreed to make additional payments upon the achievement of specified milestones and to pay royalties on any sales of the humanized antibody.

Millennium Pharmaceuticals, Inc. In March 2001, we entered into a patent rights agreement with Millennium under our humanization patents for which they paid us an upfront fee. Millennium can obtain up to three patent licenses for humanized antibodies upon payment of additional fees, as well as royalties on any product sales. The term of the agreement may be extended upon payment of additional fees.

Other Patent License Agreements. We have entered into patent license agreements with a number of other companies that are independently developing humanized antibodies. In each license agreement, we granted a worldwide, exclusive or nonexclusive license under our patents to the other company for an antibody to a specific target antigen. In general, we received a licensing and signing fee and the right to receive annual maintenance fees and royalties on any product sales. Under some of these agreements, we also may receive milestone payments. In addition to Herceptin, we receive royalties on sales of Synagis, an antibody developed by MedImmune which is currently marketed in the U.S. and Europe, and on Mylotarg, an antibody developed by Wyeth which is currently marketed in the U.S. In addition to Genentech, MedImmune and Wyeth, we have patent license agreements with Sankyo, Biogen, IDEC Pharmaceuticals, Elan Pharmaceuticals, Medarex, GlaxoSmithKline, Merck KGaA, Chugai and Celltech.

Note 3. Accrued Liabilities

At December 31, other accrued liabilities in the Consolidated Balance Sheets consisted of the following:

(In thousands)	2001	2000
Employee stock purchase plan	$ 36	$ 698
Other	3,087	1,994
	$3,123	$2,692

We have a policy of recording expenses for clinical trials based upon pro rating estimated total costs of a clinical trial over the estimated length of the clinical trial and the number of patients anticipated to be enrolled in the trial. Expenses related to each patient are recognized ratably beginning upon entry into the trial and over the course of the trial. In the event of early termination of a clinical trial, management accrues an amount based on our estimate of the remaining non-cancellable obligations associated with the winding down of the clinical trial.

Note 4. Commitments

We occupy leased facilities under agreements that expire in 2004, 2005 and 2009. We also have leased certain office equipment under operating leases. Rental expense under these arrangements totaled approximately $0.9 million, $1.6 million, and $2.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

At December 31, 2001 the total future minimum non-cancelable payments under these operating lease agreements are approximately as follows:

(In thousands)	
2002	$1,184
2003	1,171
2004	1,145
2005	899
2006	811
Thereafter	1,638
Total	$6,848

Note 5. Short- and Long-Term Investments

We invest our excess cash balances primarily in short-term and long-term marketable debt securities. These securities are classified as available-for-sale. Available-for-sale securities are carried at fair value, with the unrealized gains and losses reported in accumulated other comprehensive income (loss) in stockholders' equity. The amortized cost of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization is included in interest income. The cost of securities sold is based on the specific identification method, when applicable.

The following is a summary of available-for-sale securities. Estimated fair value is based upon quoted market prices for these or similar instruments.

	Available-for-Sale Securities			
(In thousands)	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2001				
Securities of the U.S. Government and its agencies maturing:				
within 1 year	$ 10,051	$ 320	$ —	$ 10,371
between 1–3 years	364,359	4,648	(421)	368,586
U.S. corporate debt securities maturing:				
within 1 year	5,112	99	—	5,211
between 1–3 years	141,138	4,741	—	145,879
Total marketable debt securities	$520,660	$9,808	$(421)	$530,047
December 31, 2000				
Securities of the U.S. Government and its agencies maturing:				
within 1 year	$ 64,568	$ 64	$(191)	$ 64,441
between 1–3 years	136,473	568	(250)	136,791
U.S. corporate debt securities maturing:				
between 1–3 years	38,003	397	—	38,400
Total marketable debt securities	$239,044	$1,029	$(441)	$239,632

During 2001, 2000 and 1999, there were no realized gains or losses on the sale of available-for-sale securities, as all securities liquidated in each of these years were held to maturity.

Note 6. Stockholders' Equity

Stock Split

In August 2001, we announced that our Board of Directors approved a two-for-one stock split of the outstanding shares of our common stock.

The stock split was effected in the form of a stock dividend. Each stockholder of record at the close of business on September 18, 2001 was entitled to receive one additional share of common stock for every share of common stock held on that date. The stock dividend resulting from the stock split was distributed by our transfer agent on October 9, 2001. The share and per share amounts in the accompanying financial statements and notes reflect the effect of this stock split.

Common Stock Reserved for Future Issuance

Shares of common stock of the Company reserved for future issuance at December 31, 2001 were as follows:

(In thousands)	
All Stock Option Plans	20,926
Employee Stock Purchase Plan	1,347
Convertible Debt	3,974
Total	26,247

1991 Stock Option Plan

In December 1991, the Board of Directors adopted the 1991 Stock Option Plan (1991 Plan). We reserved 16,000,000 shares of common stock for the grant of options under the 1991 Plan.

At the 1999 Annual Meeting of Stockholders, stockholders approved the 1999 Stock Option Plan, including a provision whereby upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, will be added automatically to the 1999 Stock Option Plan. As of December 31, 2001, 1,717,694 shares have been transferred to the 1999 Stock Option Plan.

At December 31, 2001, options to purchase 4,187,700 shares were outstanding at prices ranging from $3.41 to $21.02. Options granted under the 1991 Plan generally vest at the rate of 25 percent at the end of the first year, with the remaining balance vesting monthly over the next three years in the case of employees, and ratably over two or five years in the case of advisors and consultants.

Outside Directors' Stock Option Plan
In February 1992 the Board of Directors adopted the Outside Directors' Stock Option Plan (Directors' Plan). We reserved 800,000 shares of common stock for the grant of options under the Directors' Plan. Through December 31, 2001, the Company granted options to purchase 660,000 shares at exercise prices ranging from $1.81 to $11.22 per share, of which 100,000 were canceled. At December 31, 2001, 276,000 were outstanding. Options granted pursuant to the Directors' Plan vest ratably over five years. A total of 284,000 options were exercised through December 31, 2001.

1993 Employee Stock Purchase Plan
In February 1993, the Board of Directors adopted the 1993 Employee Stock Purchase Plan (Employee Purchase Plan). We reserved 2,400,000 shares of common stock for the purchase of shares by employees under the Employee Purchase Plan. At December 31, 2001, 1,346,740 shares remain available for purchase. Eligibility to participate in the Employee Purchase Plan is essentially limited to full-time employees who own less than 5% of the outstanding shares. Under the Employee Purchase Plan, eligible employees can purchase shares of our common stock based on a percentage of their compensation, up to certain limits. The purchase price per share must equal at least the lower of 85% of the market value on the date offered or on the date purchased. During 2001, an aggregate of 72,923 shares were purchased by employees under the Employee Purchase Plan at prices of $27.88 or $34.17 per share.

1999 Nonstatutory Stock Option Plan
In August 1999, the Board of Directors adopted the 1999 Nonstatutory Stock Option Plan (the Nonstatutory Option Plan) under which options may be granted to employees, prospective employees and consultants of the Company and any parent or subsidiary corporation. We reserved 4,000,000 shares of common stock for the grant of options under the Nonstatutory Option Plan.

In April 2001, the Board of Directors approved an amendment to increase the shares reserved under the Nonstatutory Option Plan by 4,000,000. The total number of shares reserved under the Nonstatutory Option Plan since its inception is 8,000,000.

As of December 31, 2001, 3,409,149 shares were available for grant.

Options may be granted under the Nonstatutory Option Plan with an exercise price established at the discretion of the Board of Directors, although all options granted to date have exercise prices equal to the market price of the Company's common stock on the date of grant. At December 31, 2001, options to purchase 3,863,892 shares were outstanding at a prices ranging from $6.64 to $56.84. Options granted under the Nonstatutory Option Plan, pursuant to the standard form of option agreement for employees, generally vest at the rate of 25 percent at the end of the first year, with the remaining balance vesting monthly over the next three years. Certain options granted in August 1999 vested over a two-year period beginning in September 1999. Options granted under the Nonstatutory Option Plan generally have a term of 10 years, although the Board of Directors may grant options with shorter or longer terms.

1999 Stock Option Plan
In April 1999, the Board of Directors adopted the 1999 Stock Option Plan (the 1999 Option Plan) subject to approval by our stockholders, which approval occurred in June 1999. We reserved 3,700,000 shares of common stock for the grant of options under the 1999 Option Plan.

In April and June 2001, respectively, the Board of Directors and stockholders approved an amendment to the Company's 1999 Option Plan to increase the number of shares reserved for issuance by 4,000,000 shares. Upon termination of the 1991 Plan, any shares remaining available for grant or which subsequently become available upon the termination of options outstanding under the 1991 Plan, if any, will be added automatically to the 1999 Option Plan. As of December 31, 2001, 1,717,694 shares have been transferred to the 1999 Stock Option Plan. The total number of shares reserved under the 1999 Option Plan since inception is 9,417,694.

As of December 31, 2001, 6,748,626 shares were available for grant.

At December 31, 2001, options to purchase 2,200,614 shares were outstanding at a prices ranging from $6.64 to $41.69. Options granted under the 1999 Option Plan, pursuant to the standard form of option agreement for employees, generally vest at the rate of 25 percent at the end of the first year, with the remaining balance vesting monthly over the next three years. Certain options granted in August 1999 vested over a two-year period beginning in September 1999.

Accounting for Stock-Based Compensation

We have elected to follow Accounting Principles Board Opinion No. 25, "Accounting of Stock Issued to Employees" (APB 25) and related interpretations, in accounting for stock-based awards to employees, consultants and directors under the 1991 Plan, Directors' Plan, the Nonstatutory Option Plan and the 1999 Option Plan because, as discussed below, the alternative fair value accounting provided for under Financial Accounting Standard 123, "Accounting for Stock-Based Compensation" (FAS 123) requires use of option valuation models that were not developed for use in valuing employee stock-based awards. Under APB 25, when the exercise price of our stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Pro forma information regarding net income and earnings per share in 2001, 2000 and 1999 has been determined as if we had accounted for our stock-based awards under the fair value method prescribed by FAS 123. The resulting effect on pro forma net income and earnings per share on a pro forma basis disclosed for 2001, 2000 and 1999 is not likely to be representative of the effects on net income and earnings per share on a pro forma basis in future years, because subsequent years will include additional years of vesting.

(In thousands, except per share data)	2001	2000	1999
Net income (loss):			
As reported	$ 2,647	$ 647	$(10,333)
Pro forma	$(36,292)	$(12,653)	$(17,435)
Net income (loss) per share:			
As reported—basic	$ 0.03	$ 0.01	$ (0.14)
As reported—diluted	$ 0.03	$ 0.01	$ (0.14)
Pro forma—basic	$ (0.41)	$ (0.16)	$ (0.23)
Pro forma—diluted	$ (0.41)	$ (0.16)	$ (0.23)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions used for grants in each of 2001, 2000 and 1999, respectively: (a) no dividends; (b) expected volatility of 98% for 2001, 145% for 2000 and 72% for 1999; (c) weighted-average risk-free interest rates of 4.72%, 6.14% and 5.39%; and (d) expected lives of 5 years.

A summary of the status of our stock option plans at December 31, 2001, 2000 and 1999, and changes during the years ending those dates is presented below.

	2001		2000		1999	
(In thousands, except exercise price data)	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	9,575	$13.90	10,712	$ 5.89	9,948	$6.03
Granted	3,142	28.41	3,413	28.14	4,380	5.52
Exercised	(1,274)	8.29	(3,768)	5.69	(2,556)	5.41
Forfeited	(915)	20.18	(782)	11.87	(1,060)	6.19
Outstanding at end of year	10,528	18.40	9,575	13.90	10,712	5.89
Weighted average fair value of options granted during the year		$21.55		$26.63		$3.48

The following information applies to all stock options outstanding under our stock option plans at December 31, 2001:

(In thousands, except exercise prices and remaining contractual life data)	Outstanding			Exercisable	
Range of Exercise Prices	Number Outstanding	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 1.81–$ 2.22	32	.80	$ 1.81	32	$ 1.81
$ 2.59–$ 3.88	5	4.41	3.84	5	3.84
$ 4.00–$ 5.84	2,257	6.05	4.44	1,471	4.35
$ 6.03–$ 8.94	1,009	6.02	7.00	790	6.73
$ 9.66–$12.00	1,497	6.21	10.05	604	9.96
$18.78–$28.36	4,298	8.90	24.20	637	21.02
$29.13–$42.75	1,220	9.03	37.83	195	39.29
$45.20–$56.84	210	8.73	54.15	65	55.05
Totals	10,528		$18.40	3,799	$11.18

Note 7. Income Taxes

As of December 31, 2001, we have federal and California state net operating loss carryforwards of approximately $250,000,000 and $50,000,000, respectively. We also have federal and California state research and other tax credit carryforwards of approximately $8,000,000 and $6,000,000, respectively. The federal net operating loss and credit carryforwards will expire at various dates beginning in the year 2002 through 2021, if not utilized. The California state net operating losses will expire at various dates beginning in 2005 through 2011, if not utilized.

Utilization of the federal and California state net operating loss and credit carryforwards may be subject to a substantial annual limitation due to the "change in ownership" provisions of the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

A reconciliation of income taxes at the statutory federal income tax rate to income taxes included in the accompanying statements of operations is as follows:

(In thousands)

Year ended December 31,	2001	2000	1999
U.S. federal taxes (benefit) at statutory rate	$ 900	$ 220	$(3,513)
Unutilized (utilized) net operating losses	(900)	(220)	3,513
Total	$ —	$ —	$ —

Significant components of our deferred tax assets for federal and state income taxes as of December 31 are as follows:

(In thousands)	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 86,430	$ 73,000
Research and other credits	11,390	11,800
Deferred revenue	40	600
Capitalized research and development	6,960	4,800
Other	1,760	1,800
Total deferred tax assets	106,580	92,000
Valuation allowance for deferred tax asset	(103,390)	(92,000)
Total deferred tax assets	$ 3,190	$ —
Deferred tax liabilities:		
Unrealized gains on investments	$ 3,190	$ —
Total deferred tax liabilities	$ 3,190	$ —
Net deferred tax assets	$ —	$ —

Because of our lack of earnings history, the deferred tax assets have been fully offset by a valuation allowance. The valuation allowance increased by $11,390,000, $56,800,000 and $6,200,000 during 2001, 2000 and 1999, respectively.

Approximately $66,500,000 of the valuation allowance for deferred tax assets at December 31, 2001 relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

Note 8. Legal Proceedings

PDL is involved in administrative opposition proceedings being conducted by the European Patent Office with respect to our first European patent relating to humanized antibodies. At an oral hearing in March 2000, the Opposition Division of the European Patent Office decided to revoke the broad claims of our first European patent. We have appealed the Opposition Division's decision to the Technical Board of Appeals at the European Patent Office. The Technical Board of Appeals will consider all issues anew. The appeal suspends the decision of the Opposition Division during the appeals process.

Until our appeal is resolved, we may be limited in our ability to collect royalties or to negotiate future licensing or collaborative research and development arrangements based on this and our other humanization patents. Moreover, if our appeal is unsuccessful, our ability to collect royalties on European sales of antibodies humanized by others would depend on the scope and validity of our second European patent, whether the antibodies are manufactured in a country outside of Europe where they are covered by one of our patents, and in that case the terms of our license agreements with respect to that situation. Also, the Opposition Division's decision could encourage challenges of our related patents in other jurisdictions, including the U.S. This decision may lead some of our licensees to stop making royalty payments or lead potential licensees not to take a license, either of which might result in us initiating formal legal actions to enforce our rights under our humanization patents. In such a situation, a likely defensive strategy to our action would be to challenge our patents in that jurisdiction. During the appeals process with respect to our first European patent, if we were to commence an infringement action to enforce that patent, such an action would likely be stayed until the appeal is decided by the European Patent Office. We may not be able to successfully enforce our rights under our European or related U.S. and Japanese patents. Eight notices of opposition have been filed with respect to our second European antibody humanization patent and we have filed our response to the European Patent Office. Also, three opposition statements have been filed with the Japanese Patent Office with respect to our humanization patent issued in Japan in late 1998. We received a notice from the Japanese Patent Office supporting one aspect of the position of the opponents to our Japanese humanization patent in the Japanese Patent Office opposition proceeding. Under Japanese Patent Office procedures, until receiving this notice, we had not been afforded an opportunity to respond to arguments made by the opponents to this patent. We have filed a response with the Japanese Patent Office, and we are awaiting a final decision from the Japanese patent examiner.

We intend to vigorously defend the European patents and the Japanese patent in these proceedings; however, we may not prevail in the opposition proceedings or any litigation contesting the validity of these patents. If our appeal with respect to our first European patent is unsuccessful or if the outcome of the other European or Japanese opposition proceedings or any litigation involving our antibody humanization patents were to be unfavorable, our ability to collect royalties on existing licensed products and to license our patents relating to humanized antibodies may be materially harmed. In addition, these proceedings or any other litigation to protect our intellectual property rights or defend against infringement claims by others could result in substantial costs and diversion of management's time and attention, which could harm our business and financial condition.

Note 9. Long-Term Debt

In September 1999, Fremont Holding L.L.C. (a wholly owned subsidiary of Protein Design Labs, Inc.) obtained a $10.2 million term loan to purchase our Fremont, California facilities. The loan bears interest at the rate of 7.64% per year amortized over 15 years with principal and interest payable monthly. The loan is secured by our Fremont, California facilities and is subject to the terms and covenants of the loan agreement.

At December 31, 2001 the maturities of principal payments under this term loan are approximately as follows (in thousands):

2002	$ 432
2003	466
2004	502
2005	543
2006	587
Thereafter	6,794
Total	$9,324

The fair value of the loan at December 31, 2001 is approximately $9.5 million. The fair value of the remaining payments under the loan is estimated using discounted cash flow analyses, based on the Company's current incremental borrowing rate for similar types of borrowing arrangements.

Note 10. Convertible Notes

In February 2000, we issued 5.50% Convertible Subordinated Notes due February 15, 2007 with a principal amount of $150 million (the Convertible Notes). The Convertible Notes are convertible at the holders' option into our common stock at a conversion price of $37.75 per share, subject to adjustment as a result of certain events. Interest on the Convertible Notes is payable semiannually in arrears on February 15 and August 15 of each year. The Convertible Notes are unsecured and are subordinated to all our existing and future Senior Indebtedness (as defined in the indenture relating to the Convertible Notes). The Convertible Notes may be redeemed at our option, in whole or in part, beginning on February 15, 2003 at the redemption prices set forth in the Convertible Notes indenture. In June 2000, a shelf registration statement was declared effective covering resales of the Convertible Notes and the common stock issuable upon conversion of the Convertible Notes. Issuance costs associated with the Convertible Notes aggregating $5.1 million are included in other assets and are amortized to interest expense over the term of the debt. The accumulated amortization at December 31, 2001 was $1.3 million and $0.6 million at December 31, 2000. The estimated fair value of the convertible subordinated notes at December 31, 2001 is $170 million based upon publicly available pricing information for the notes.

Report of Ernst & Young LLP, Independent Auditors

Board of Directors and Stockholders
Protein Design Labs, Inc.

We have audited the accompanying consolidated balance sheets of Protein Design Labs, Inc. as of December 31, 2001 and 2000, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Protein Design Labs, Inc. as of December 31, 2001 and 2000, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst + Young LLP

Palo Alto, California
February 1, 2002

Quarterly Financial Data (Unaudited)

2001 Quarter ended	December 31	September 30	June 30	March 31
Revenues:				
Revenue under agreements with third parties	$ 6,943	$ 8,055	$12,667	$16,710
Interest and other income	8,103	8,616	8,982	9,460
Total revenues	15,046	16,671	21,649	26,170
Costs and expenses:				
Research and development	13,831	12,463	12,207	13,671
General and administrative	4,318	3,736	4,052	3,620
Interest expense	2,245	2,248	2,250	2,248
Total costs and expenses	20,394	18,447	18,509	19,539
Net income (loss)	$ (5,348)	$ (1,776)	$ 3,140	$ 6,631
Net income (loss) per share:				
Basic	$ (0.06)	$ (0.02)	$ 0.04	$ 0.08
Diluted	$ (0.06)	$ (0.02)	$ 0.03	$ 0.07
Shares used in computation of net income (loss) per share:				
Basic	88,103	87,718	87,444	87,230
Diluted	88,103	87,718	93,184	92,564

The sums of the quarters do not equal the annual amounts due to rounding.

2000 Quarter ended	December 31	September 30	June 30	March 31
Revenues:				
Revenue under agreements with third parties	$ 6,862	$ 4,702	$15,893	$12,450
Interest and other income	10,735	4,892	4,472	3,050
Total revenues	17,597	9,594	20,365	15,500
Costs and expenses:				
Research and development	11,607	9,442	10,216	11,069
General and administrative	3,791	2,991	2,870	2,458
Interest expense	2,250	2,255	2,257	1,203
Total costs and expenses	17,648	14,688	15,343	14,730
Net income (loss)	$ (51)	$ (5,094)	$ 5,022	$ 770
Net income (loss) per share:				
Basic	$ 0.00	$ (0.06)	$ 0.06	$ 0.01
Diluted	$ 0.00	$ (0.06)	$ 0.06	$ 0.01
Shares used in computation of net income (loss) per share:				
Basic	86,646	80,100	79,028	77,840
Diluted	86,646	80,100	86,524	86,104

Directory

Board of Directors

Laurence Jay Korn, Ph.D.
Co-founder, Chairman

Jürgen Drews, M.D.
Director, Protein Design Labs, Inc.

George M. Gould
Of Counsel, Gibbons, Del Deo, Dolan, Griffinger & Vecchione

Max Link, Ph.D.
Director, Protein Design Labs, Inc.

Cary L. Queen, Ph.D.
PDL Senior Vice President

Jon S. Saxe
President, Saxe Associates

Officers

Douglas O. Ebersole
Chief Executive Officer (Acting), Senior Vice President, Legal and Licensing and Secretary

Cary L. Queen, Ph.D.
Co-founder, Senior Vice President

Brett L. Schmidli
Senior Vice President, Technical Operations

Mark P. Backer, Ph.D.
Vice President, Technical Development

William R. Benjamin, Ph.D.
Vice President, Research Operations and Drug Discovery

Patrick M. Caldwell
Vice President, Finance and Controller

Frances G. Charlson
Vice President, Human Resources

Sergio Garcia-Rodriguez
Vice President, Legal, General Counsel and Assistant Secretary

Robert L. Kirkman, M.D.
Vice President, Business Development and Corporate Communications

Corine Klingbeil, Ph.D.
Vice President, Preclinical Development

Lyn D. Olson, Ph.D.
Vice President, Quality and Compliance

Jaisim Shah
Vice President, Marketing

Corporate Information

Headquarters and R&D
34801 Campus Drive
Fremont, CA 94555
Tel: 510-574-1400
Fax: 510-574-1500

Manufacturing
3955 Annapolis Lane
Plymouth, MN 55447
Tel: 763-551-1778
Fax: 763-551-1780

New Jersey Office
1250 Route 28, Suite 201
North Branch, NJ 08876
Tel: 908-252-1212
Fax: 908-252-1155

Corporate Web Site
www.pdl.com

Transfer Agent and Registrar
Mellon Investor Services LLC
P.O. Box 3315
So. Hackensack, NJ 07606
Tel: (U.S.) 800-522-6645;
(Outside U.S.) 201-329-8660
TDD for hearing impaired:
(U.S.) 800-231-5469;
(Outside U.S.) 201-329-8354
Web site: www.mellon-investor.com

Independent Auditors
Ernst & Young LLP
Palo Alto, California

Corporate Counsel
Gray Cary Ware & Freidenrich
Palo Alto, California

Annual Meeting
Protein Design Labs, Inc. Annual Stockholders Meeting will be held on June 20, 2002 at 8:00 a.m. at Company headquarters.

Sources of Company Information
A copy of the Company's Form 10-K as filed with the Securities and Exchange Commission is available through the PDL Web site, the SEC EDGAR database or upon request to:

Corporate Communications
Protein Design Labs, Inc.
34801 Campus Drive
Fremont, CA 94555
E-mail: cc@pdl.com

Stock Listing
PDL's Common Stock is traded on the Nasdaq National Market under the symbol PDLI. The Company has never paid any cash dividends on its capital stock and does not anticipate paying any cash dividends in the foreseeable future.

Price Range of Common Stock
As of December 31, 2001, there were approximately 135 record holders of PDL common stock. The following table sets forth the quarterly high and low closing bid prices for a share of PDL common stock, adjusted for 2-for-1 stock splits effective August 23, 2000, and October 10, 2001, for the fiscal years ended December 31, 2000 and 2001, as reported by the Nasdaq National Market System.

2000	High	Low
Q1	$81.82	$14.86
Q2	46.00	14.83
Q3	62.85	30.30
Q4	71.41	35.44

2001		
Q1	$42.25	$17.38
Q2	45.20	17.47
Q3	42.09	20.48
Q4	40.56	23.43

Casper Design Group, Berkeley www.casperdesign.com

Protein Design Labs, Inc.
34801 Campus Drive
Fremont, CA 94555
www.pdl.com